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                                January 7, 2022

       Edward S. Horton
       Partner
       Seward & Kissel LLP
       One Battery Park Plaza
       New York, NY 10004

                                                        Re: Performance
Shipping Inc.
                                                            Schedule TO-I filed
December 21, 2021
                                                            SEC File No.
5-86020

       Dear Mr. Horton:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I/A filed December 30, 2021

       Selected Historical and Unaudited Pro Forma Consolidated Financial and Operating Data, page 3

   1.                                                   Please provide
additional information on the pro forma effect on your EPS and book value
                                                        per share, on an    as
adjusted    basis, of conversions of Series B Preferred Stock ultimately into Common Stock.
       What are the Effects of the Exchange Offer on the Ownership Structure of Performance
       Shipping? , page 4

   2. We refer to comment 5 in our prior comment letter. You have included revised disclosure on page 4 stating that
if holders of Series B Preferred Shares convert those shares, the
                                                        Company will also have
Series C Preferred Shares outstanding. Revise to note, as you state on page 16, that
Mango Shipping has indicated its intent to participate in the exchange offer by
tendering all of its common shares representing approximately 46% of that class, and that it
has further indicated it will convert the Series B Shares it receives in the offer into the
underlying Series C Preferred.
 Edward S. Horton
FirstName  LastNameEdward S. Horton
Seward & Kissel LLP
Comapany
January    NameSeward & Kissel LLP
        7, 2022
January
Page 2 7, 2022 Page 2
FirstName LastName
Acceptance of Common Shares for Exchange, page 21

3. We reissue comment 15 in our prior comment letter. To the extent that the exchange offer is conditioned on compliance with laws or regulations, these must be specifically described in the Conditions to the Exchange Offer section. A reference to general legal compliance is not sufficiently clear to allow common shareholders to understand the conditions of the exchange offer.
Redemption Procedures, page 29

4. Refer to comment 16 in our prior comment letter. The revised description of the redemption mechanism for the Series B Preferred Shares remains unclear. Your revised disclosure appears to state that if the Company elects to redeem less than all of the outstanding Series B Preferred at a future date, the Paying Agent will determine which shares will be redeemed. Whether or not and under what circumstances their Series B
         Preferred could be redeemed would be important for shareholders to understand in deciding whether to participate in the exchange offer. Expand the disclosure of how the determination of which Series B Preferred Shares would be made (e.g., pro rata, by level of ownership, etc.).

General

5. We have considered your response to comment 2 in our comment letter dated December
         28, 2021. It appears that the Series B Preferred Shares are convertible within 31 days of the termination of the exchange offer and that the offer of the Series C Preferred Shares underlying the Series B Preferred Shares is being made in connection with the current investment decision to participate in the offer and receive the convertible Series B
         Preferred. See generally, Securities Act Section Compliance & Disclosure Interpretation
         103.04 (November 13, 2020). As previously requested, if you seek to rely on an exemption from registration for the offer of the Series C Preferred Shares, please identify the exemption upon which you are relying and outline the current facts supporting the
         Company   s conclusion that the exemption applies.
6.       We refer to comment 3 in our prior comment letter dated December 28,
2021. Your
         response indicates the Company believes that at the commencement of the exchange offer, it had fewer than 300 holders of record. However, we also note the disclosure on page 72 of the Form 20-F filed March 5, 2021 indicating that the Company is
not    looking
         through    CEDE & Co. in determining record holders, as required by
Compliance
         & Disclosure Interpretation 152.01 cited in your response letter. Please confirm you have included nominees who record holders holding through CEDE in reaching the conclusion expressed in your response letter that the Company had fewer than 300 record holders before this exchange offer commenced.
7. Given the nature of the comments issued here and in our prior comment letter dated
 Edward S. Horton
Seward & Kissel LLP
January 7, 2022
Page 3
         December 21, 2021, tell us how you will disseminate the revised offer materials.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



FirstName LastNameEdward S. Horton                           Sincerely,
Comapany NameSeward & Kissel LLP
                                                             Division of
Corporation Finance
January 7, 2022 Page 3                                       Office of Mergers
& Acquisitions
FirstName LastName